SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 17 2013
DIVISION OF TRADING & MARKETS

13025613

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SEC FILE NUMBER
8-22371

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2012 AND ENDING 02/28/2013

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OSCAR GRUSS & SON INCORPORATED**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

292 MADISON AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEEPAK TEJWANEY — 212-514-2432
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Deepak Tejwaney**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Oscar Gruss & Son Incorporated** as of **February 28, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NY County
NY State
Sworn before me on
this 15 day of April 2013

Notary Public

Jillian Y.M. Yu
Notary Public
State of New York
No. 31-4982022
Qualified in New York County
Commission Expires May 28, 2015

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors and Stockholders
Oscar Gruss & Son Incorporated and Subsidiaries
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Oscar Gruss & Son Incorporated and Subsidiaries (the "Company") as of February 28, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated and Subsidiaries as of February 28, 2013 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
April 29, 2013

Oscar Gruss & Son Incorporated

Consolidated Statement of Financial Condition
February 28, 2013

ASSETS	
Cash and Cash Equivalents	$ 2,819,317
Receivable From Clearing Brokers	326,867
Property and Equipment (net of accumulated depreciation of $2,029,378)	277,534
Deferred Income Taxes	125,000
Other	204,936
Total assets	$ 3,753,654
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accrued compensation payable	$ 73,106
Accounts payable and accrued expenses	555,154
Other	23,635
Total liabilities	651,895
Commitments and Contingencies	
Subordinated Borrowings	3,000,000
Stockholders' Equity:	
Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares	433,931
Additional paid-in capital	-
Retained earnings	(332,172)
Total stockholders' equity	101,759
Total liabilities and stockholders' equity	$ 3,753,654

See Notes to Consolidated Statement of Financial Condition.

Note 1. Operations and Principal Business Activity

Organization: Oscar Gruss & Son Incorporated (the "Broker-Dealer") is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations, including the NYSE Euronext and the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Broker-Dealer was a market-maker on the Nasdaq Global Market until October 2012. The Broker-Dealer's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Marketfield Asset Management, LLC (the "Advisor") was a wholly owned subsidiary of the Broker-Dealer through October 5, 2012, the date it ceased its operation as a result of becoming a separate legal entity. The Advisor was the investment advisor for the Marketfield Fund and the Marketfield Fund, Ltd. (the "Marketfield Funds"). The Advisor was registered with the SEC pursuant to the Investment Advisers Act of 1940.

292 Asset Management, LLC (the "Advisor") (formerly known as Marketfield Asset Management, LLC, a New York Limited Liability Company) was a wholly owned subsidiary of the Broker-Dealer until January 9, 2013. The Advisor was the investment advisor for the Marketfield Fund and the Marketfield Fund, Ltd. (the Marketfield Funds") through October 5, 2012. The Advisor was registered with the SEC pursuant to the Investment Advisers Act of 1940.

Oscar Gruss (1996) Ltd., Tel Aviv, Israel (the "Subsidiary") is a wholly owned subsidiary of the Broker-Dealer.

The statement of financial condition of the Advisor and the subsidiaries are consolidated with this statement of financial condition of the Broker-Dealer. All material intercompany accounts and transactions are eliminated in consolidation.

The Broker-Dealer, the Advisor and the Subsidiary are collectively hereinafter referred to the "Company".

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk. The Company is engaged in a single line of business as a securities broker-dealer in riskless principal transactions.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of Estimates: The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets

Note 2. Summary of Significant Accounting Policies (Continued)

and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents: The Company maintains cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

Revenue and Expense Recognition: Securities transactions and the related revenue and expenses are recorded on a trade-date basis as securities transactions occur.

Foreign Currency: Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Commission revenue and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Income Taxes: The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and amortization and rent expense.

FASB Accounting Standards Codification ("ASC") Topic 740 ("ASC 740"), *Income Taxes*, provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended February 28, 2013, management has determined that there are no uncertain tax positions.

Recently Adopted Accounting Pronouncements: In May 2012, the FASB issued Accounting Standards Update ("ASU") 2012-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2012-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2012-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2012. The Company is currently evaluating the effect that the provisions of ASU 2012-04 will have on the Company's financial statements.

In December 2012, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure-related, the adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

The Company has evaluated subsequent events for potential recognition and/or disclosure through April 29, 2013, the date the consolidated statement of financial condition was available to be issued.

Note 3. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820") defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for

identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. The Company's investment in money market fund is considered Level 1, measured at fair value based on quoted prices.

Note 4. Receivable From Clearing Brokers

The clearing and depository operations for the Company's security transactions are provided by a broker pursuant to clearance agreements. At February 28, 2013, the receivables from the clearing broker represent cash maintained at the clearing broker and commission receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of February 28, 2013, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At February 28, 2013, these balances were fully collateralized by securities owned by the customers.

Note 5. Property and Equipment

Property and equipment, at cost, consists of the following:

Leasehold improvements	$ 303,897
Furniture	239,980
Computer and phone equipment	1,705,510
Software	57,525
	2,306,912
Less accumulated depreciation	2,029,378
	$ 277,534

Note 6. Subordinated Borrowings

Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. These loans have been established with stockholders of the Company in amounts varying from $25,000 to $987,500 and bear interest at a rate of 10% per annum; $3,000,000 are due in full on December 31, 2013.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Note 7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000, or an amount based on the number of and price of underlying securities in which it makes a market. Effective October 12, 2012, there were no securities in which the Company makes a market.

At February 28, 2013, the Company had net capital of $2,470,737, which was $2,220,737 in excess of the minimum net capital required.

Note 8. Stockholders' Equity

The Company approved and paid a dividend of $4,116,742, which reduced additional-paid in capital in the amount of $3,612,999 and retained earnings by $503,743.

Note 9. Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees of the Company. Covered employees are permitted, within limitations imposed by the Code, to make pretax and post-tax contributions to the Plan pursuant to salary reduction agreements. The Plan is a noncontributory plan.

Note 10. Commitments and Contingencies

The Company's lease agreement for its New York office, expiring August 2015, was assigned to a related entity effective November 1, 2012. The related entity makes rent payments directly to the landlord.

The Company leases office space in Connecticut. The future minimum annual rental payments under the lease are $53,598 in 2013.

The lease is subject to various escalation clauses for real estate taxes and electricity.

On October 6, 2012, the Company assigned and transferred its previous future obligation of its operating lease for its main office of approximately $1,400,000 to a related party.

At February 28, 2013, the Company has a formal guarantee/letter of credit available of approximately $16,000 on behalf of its Subsidiary. As of February 28, 2013, there was no outstanding balance under this formal guarantee/letter of credit.

Note 10. Commitments and Contingencies (Continued)

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 11. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 12. Deconsolidation of Marketfield Asset Management, LLC

On October 5, 2012, the Company ceased the operation and deconsolidated its wholly-owned subsidiary, the Advisor. As part of the process, the Company received a closing fee from a third party based on a percentage of assets under management which was subsequently distributed to the members.

Note 13. Provision for Income Taxes

A gross deferred tax asset of approximately $125,000 included on the consolidated statement of financial condition is primarily attributable to available net operating losses. The valuation allowance has not been established for the portion of the deferred tax assets attributable to the net operating losses as it is more likely than not that such amounts will be realized.

The Company's effective tax rate of 19% (percent) is less than the federal statutory tax rate of approximately 34 percent primarily due to the net operating loss carryback.